


15008768

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

No Act
PE 12/16/15

February 2, 2016

Act: 1934
Section:
Rule: 14a-8 (OD5)
Public
Availability: 2-2-16

Andrew H. Ognall
Umpqua Holdings Corporation
andrewognall@umpquabank.com

Re: Umpqua Holdings Corporation
Incoming letter dated December 16, 2015

Dear Mr. Ognall:

This is in response to your letter dated December 16, 2015 concerning the shareholder proposal submitted to Umpqua by Donald H. Wood. We also received a letter from the proponent on January 5, 2016. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Donald H. Wood

FISMA & OMB Memorandum M-07-16

February 2, 2016

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Umpqua Holdings Corporation
Incoming letter dated December 16, 2015

The proposal directs the board "to initiate a plan to repay the citizens of the United States and the United States Treasury the $181,242,791 still owned [sic] as a result of the Troubled Asset Relief Program (TARP) bailout to Sterling Bank which was acquired by Umpqua."

There appears to be some basis for your view that Umpqua may exclude the proposal under rule 14a-8(i)(7), as relating to Umpqua's ordinary business operations. Accordingly, we will not recommend enforcement action to the Commission if Umpqua omits the proposal from its proxy materials in reliance on rule 14a-8(i)(7). In reaching this position, we have not found it necessary to address the alternative bases for omission upon which Umpqua relies.

Sincerely,

Coy Garrison
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matter under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholders proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re: Umpqua Holding Corporation Letter dated December 16, 2015 regarding Notice of Intent to Omit Stockholder Proposal of Donald H. Wood Pursuant to Rule 14a-8

Ladies and Gentlemen:

This letter is being submitted in response to the thirteen page document sent to the above individual by Mr. Andrew H. Ognall, EVP/General Counsel of Umpqua Holding Company. I am not an attorney and do not have financial access to any legal advice. I appreciate the opportunity to respond to a number of points in the document.

Page 5, Full paragraph one, the writer notes that I was a former employee of Sterling Bank. The wording in the document may give the impression to the reader that I was trying to hide this fact in the original proposal. In fact, it is irrelevant to the submission of the stockholder proposal. I retired from Sterling Bank in May, 2012 after being offered a position in the bank. This new position developed after Sterling's acquisition of another financial institution. Having been involved in seven previous mergers/acquisitions during my career, having reached the age of 66, and being financially able to retire, I chose retirement over continuing to work.

Page 8, Paragraph four: the writer states that "the implication and charge that Umpqua....". I am confused as to how anyone could draw these conclusions from a simple stockholder proposal. The Supporting Statement mentions my belief that a corporation (as a person) has a moral obligation to act even when a legal obligation no longer exists. There are no statements that impute the integrity of Umpqua or anyone at Umpqua, suggest illegal or immoral conduct, or suggest Umpqua has a poor reputation. In fact, I have maintained Umpqua as my primary financial institution, have many friends who work for Umpqua, and have supported the management by voting my shares as management suggests. It is unfortunate that my personal belief around specific moral obligations was interpreted in this manner.

In various places throughout the document, the writer makes references to personal claim, punish and/or grievance (pages 3,5,9). I am baffled by these adjectives. There is no hidden agenda in the stockholder proposal; it is a proposal to place in front of all stockholders my belief that every corporation or individual has the responsibility to repay any assistance provided by anyone. I am disappointed that a simple proposal invoked such language.

My actions clearly indicate that I have no agenda other than my moral beliefs and have no personal claim (what evidence is there that I would benefit from this proposal going to stockholders. In fact, as a stockholder, I could be damaged by approval since it would certainly drive down the price of the stock), grievance, or desire to punish anyone. Those actions have taken the form of my testifying in two securities cases against Sterling/Umpqua Bank. The first was a multi-million dollar multi-plaintiff lawsuit during my last few months at Sterling. It resulted in a most unpleasant experience for me of 16 hours of deposition by the plaintiff's attorneys. The second case was a multi-million dollar securities case. I was deposed, spent two separates weeks in a hotel room out of state, and 8 hours of questioning by the plaintiff's attorney. Had I had an axe to grind, desired punishment, or believed that either Sterling or Umpqua had been immoral/illegal I would have either refused to testify or agreed to testify for the plaintiffs. The first case was settled out of court for a fraction of the original lawsuit and arbitrators in the second case ruled in favor of Sterling/Umpqua and refused to award the plaintiff any damages. I have even been asked to testify in yet another securities case which comes in front of FINRA arbitrators in 2016 because according to counsel my testimony was a significant reason that the other two cases were either won or settled for a minimum amount. I testified in the first case as an employee, the second I was paid consulting expenses, and the third I was asked to testify without compensation and agreed to do so.

The above seems to indicate clearly that I have no animosity toward either the bank or anyone at the bank.

Page 9, paragraph 4: I suggest that no one can speak for the stockholders and that the only way to know what the stockholders desire is to allow them to vote.

Throughout the document, the writer makes references to the wording and words used in the stockholder proposal. I believe that Rule 14a-8(i)(4) allows the stockholder submitting the proposal and the company to whom the proposal was submitted to work together to restate the proposal so that it is acceptable to both and fits within the SEC's guidelines. I am certainly open to working with the General Counsel/outside counsel to create a proposal that meets acceptance of all parties. My desire was not to have someone write a 13 page response document but rather to submit to the stockholders my proposal that an institution, like an individual, has a moral obligation to repay a loan/bail out even if no legal obligation exists.

It is unfortunate that the 13 page document attempts to obfuscate a simple request allowing stockholders to express their desire by using personal attacks, innuendos, and untrue acquisitions. I urge the Counsel to allow the proposal (revised if necessary) to be placed in front of the owners of the company.



Donald H. Wood

FISMA & OMB Memorandum M-07-16

UMPQUA HOLDINGS
C O R P O R A T I O N
Parent company for Umpqua Bank and Umpqua Investments, Inc.

UMPQUA BANK PLAZA
One SW Columbia Street Suite 1200 Portland Oregon 97258
umpquaholdingscorp.com P 503 727 4100 F 971 544 3750

December 16, 2015

VIA E-MAIL (shareholderproposals@sec.gov)
Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, N.E.
Washington, DC 20549

Re: Umpqua Holdings Corporation
Notice of Intent to Omit Stockholder Proposal of
Donald H. Wood Pursuant to Rule 14a-8

Ladies and Gentlemen:

Umpqua Holdings Corporation ("Umpqua" or the "Company") is submitting this letter pursuant to Rule 14a-8(j) promulgated under the U.S. Securities Exchange Act of 1934, as amended, to notify the staff of the Division of Corporation Finance (the "Staff") of the U.S. Securities and Exchange Commission (the "Commission") of the Company's intention to omit from its proxy materials for its 2016 annual meeting of stockholders (the "Proxy Materials") the stockholder proposal and supporting statement (the "Taxpayer Proposal" or the "Proposal") submitted by Donald H. Wood (the "Proponent"). The Company asks that the Staff confirm that it will not recommend to the Commission that enforcement action be taken if the Company excludes the Taxpayer Proposal from the Proxy Materials for the reasons set forth below.

In accordance with Staff Legal Bulletin No. 14D (November 7, 2008), this letter and its exhibits are being delivered by e-mail to shareholderproposals@sec.gov and is being submitted in accordance with applicable requirements. A copy is also being sent to the Proponent as required by applicable rules and in accordance with the Proponent's instructions.

THE TAXPAYER PROPOSAL

For context, the text of the Taxpayer Proposal and associated supporting statement is set forth in full below (spelling and grammatical errors per the original):

> **"Resolved: That the shareholders of Umpqua hereby direct the Board of Directors to initiate a plan to repay the citizens of the United States and the United States Treasury the $181,242,791 still owned as a result of the Troubled Asset Relief Program (TARP) bailout to Sterling Bank which was acquired by Umpqua."**

> **"Supporting Statement. Sterling bank was one of the United States most troubled banks during the recent recession due to a concentration of**

> **loans to the residential development and construction segment. In order to remain solvent, Sterling applied for and received a bailout from the Troubled Asset and Relief Program of $303,000,000 in 2008. Of the approximate 900 recipients receiving TARP funds, Sterling ranked 36th in the amount of funds needed to stabilize the company. Once on its feet, Sterling Bank returned approximately $120,000,000 back to the citizens of the United States via the U.S. Treasury leaving an unpaid amount of $181,242,791. During the intervening years, the senior management of Sterling benefited significantly from the bail out in the form of millions of dollars in salary, bonuses, and stock grants while the outstanding responsibility to the citizens of the United States went unpaid. For those of us who have spent our careers making loans, we believe that repaying a loan is not only a legal obligation but also a moral obligation. For those of us living in the west, self-reliance and honesty are two qualities that we expect to exhibit and expect others to exhibit. 83% of the banks that received $2,000,000 or more in TRAP funds have repaid the entire amount to the American people.**
>
> **Umpqua senior management and stockholders have also benefited greatly from the enhanced value of the company due to the Sterling purchase. Umpqua has a moral obligation to repay the citizens of the United States who provided the stabilizing funds through the Troubled Asset Relief Program with the expectation that those funds would be repaid providing the company survived. It is the duty of the Board of Directors to ensure that the moral obligation is settled and the funds repaid."**

A complete copy of the Taxpayer Proposal (including the supporting statement) and the Proponent's accompanying letter is attached to this letter as Exhibit A.

GROUNDS FOR EXCLUSION

We respectfully request that the Staff concur in our view that the Taxpayer Proposal may be properly excluded from the Proxy Materials on the following grounds, each of which are described in more detail in the Analysis section of this letter:

(1) The Taxpayer Proposal is an improper subject for action by stockholders under applicable law pursuant to Rule 14a-8(i)(1).

(2) The Taxpayer Proposal is materially false and misleading, in addition to being impermissibly vague and indefinite, all in violation of the proxy rules, including Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3).

(3) The Taxpayer Proposal relates to the redress of a personal claim or grievance of the Proponent, would result in a benefit to Proponent not shared by other stockholders at

large and/or would further a personal interest of Proponent that is not shared by other stockholders at large and may therefore be excluded pursuant to Rule 14a-8(i)(4).

(4) The Company lacks the power and authority to implement the Taxpayer Proposal and it may therefore be excluded pursuant to Rule 14a-8(i)(6).

(5) The Taxpayer Proposal deals with a matter relating to the Company's ordinary business operations (e.g., contributions to a specific organization) and may therefore be excluded pursuant to Rule 14a-8(i)(7).

(6) The Taxpayer Proposal relates to specific amounts of cash or stock dividends and may therefore be excluded pursuant to Rule 14a-8(i)(13).

BACKGROUND

To provide further context for the Staff's consideration of this no-action request, we have provided some factual background regarding the matters referred to by the Proponent.

Prior to April 2014, Umpqua Holdings Corporation and Sterling Financial Corporation were independent and separate publicly traded companies, and their respective bank subsidiaries, Umpqua Bank and Sterling Savings Bank ("Sterling Bank"), were also independent and separate banks. In April 2014, Umpqua acquired Sterling Bank by merging with Sterling.[1] According to stockholder proposals that the Proponent filed at Sterling in 2013, the Proponent was a Sterling stockholder prior to the merger and, on account of the merger, became a stockholder of Umpqua.

Over seven years ago, in 2008, Umpqua Holdings was asked to participate in the Troubled Asset Relief Program ("TARP") and associated Capital Purchase Program ("CPP") of the U.S. Department of the Treasury ("Treasury") because of Umpqua's position as one of the strongest financial institutions in the United States.[2] In November 2008, Umpqua received a CPP investment pursuant to TARP. In February 2010, after Umpqua had successfully assumed the operations of two failed banks, Umpqua repaid all of the TARP funds it had received and redeemed all of the shares held by the Treasury, with the Treasury not only earning dividends of $13.5 million from Umpqua, but also receiving the full return of its original investment. Press articles at the time noted that Umpqua was the first Oregon bank to repay TARP. Umpqua also repurchased for $4.5 million the TARP-related warrants that Treasury held, providing the

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[1] Press Release, Umpqua Holdings Corporation, Umpqua Holdings Corporation and Sterling Financial Corporation Complete Merger (Apr. 18, 2014), *available at* https://www.umpquabank.com/news-and-murmurs/complete-merger-04182014/.

[2] Press Release, Umpqua Holdings Corporation, Umpqua Holdings Repays TARP Funds (Feb. 17, 2010), *available at* http://www.businesswire.com/news/home/20100217006880/en/Umpqua-Holdings-Repays-TARP-Funds.

Treasury with additional proceeds over and above its original TARP investment.[3] Thus, in 2010, Umpqua ceased to have any outstanding TARP-related securities obligations to Treasury.

With respect to Sterling, over seven years ago in December 2008, Sterling participated in TARP, with Treasury receiving Sterling preferred stock and warrants through the CPP program. In April and August 2010, Sterling announced and successfully completed a recapitalization effort featuring equity investments from institutional, private equity and other accredited investors, exchange transactions with Treasury and a reconstituted board of directors;[4] pursuant to the terms of the exchange agreement between the Treasury and Sterling, the Treasury exchanged its originally issued TARP-related Sterling preferred stock and warrants for mandatory convertible Sterling preferred stock ("MCP") and an amended warrant.[5] When Sterling successfully fulfilled the conversion conditions set forth in the certificate of designations for the MCP, including those conditions related to its capital plan, Treasury's MCP shares were converted into Sterling common stock, as previously agreed by Sterling with Treasury.[6] This conversion occurred in August 2010. According to a 2010 report filed by the Office of the Special Inspector General for TARP, "[a]s of the date of the [Sterling] conversion, Treasury's TARP investment [in Sterling] was worth $261.3 million, or $41.7 million less than its original TARP investment."[7] In August 2012, Treasury sold all of its Sterling shares in an underwritten public offering.[8] Two months later, in September 2012, Sterling completed the repurchase from

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[3] U.S. Dep't of the Treas. Office of Fin. Stability, Warrant Disposition Report (2010), *available at* https://www.treasury.gov/initiatives/financial-stability/reports/Documents/TARP_WRRTDISP_80310.pdf.

[4] Press Release, Sterling Financial Corporation, Sterling Financial Corporation of Spokane, Wash., Completes $730 Million Recapitalization Effort (Aug. 26, 2010), *available at* http://www.businesswire.com/news/home/20100826006281/en/Sterling-Financial-Corporation-Spokane-Wash.-Completes-730; Press Release, Sterling Financial Corporation, Sterling Financial Corporation of Spokane, Wash., Updates Recapitalization Plan an Reports First-Quarter 2010 Operating Results (Apr. 27, 2010), *available at* http://www.sec.gov/Archives/edgar/data/891106/000115752310002331/a6266010ex99_1.htm; Sterling Financial Corporation, Registration Statement (Form S-1) (Sept. 24, 2010), *available at* http://www.sec.gov/Archives/edgar/data/891106/000119312510216454/ds1.htm.

[5] Sterling Financial Corporation, Quarterly Report, Exhibit 10.2 Exchange Agreement, dated as of April 29, 2010 between Sterling Financial Corporation and the United Stated Department of Treasury (Form 10-Q) (May 3, 2010), *available at* http://www.sec.gov/Archives/edgar/data/891106/000119312510102955/dex102.htm.

[6] Troubled Asset Relief Program, U.S. Dep't of Treas., Monthly 501(a) Report – Nov. 2011 (Dec. 12, 2011), *available at* http://www.aba.com/aba/documents/news/TARPreport121211.pdf.

[7] Office of the Special Inspector General for the Troubled Asset Relief Program, Quarterly Report to Congress (Oct. 26, 2010), *available at* http://www.nclc.org/images/pdf/foreclosure_mortgage/loan_mod/hmp_october2010_quarterly_report_to_congress.pdf.

[8] Press Release, U.S. Dep't of Treas., Treasury Department Announces Public Offering of Sterling Financial Corporation Common Stock (Aug. 14, 2012), *available at* https://www.treasury.gov/press-center/press-releases/Pages/tg1679.aspx; Sterling Financial Corporation, Current Report (Form 8-K) (Sept. 19, 2012), *available at* http://www.sec.gov/Archives/edgar/data/891106/000089110612000032/warrantrepurchase8-k.htm; Sterling Financial Corporation, Current Report (Form 8-K) (Aug. 14, 2012), *available at* http://www.sec.gov/Archives/edgar/data/891106/000119312512357631/d396029d8k.htm.

Treasury of all TARP-related warrants that Treasury held.[9] By September 2012, Sterling ceased to have any outstanding TARP-related securities obligations to Treasury.[10]

With respect to the Proponent, the Proponent was an employee of Sterling Savings Bank from October 2006 until May 2012. In March 2013, notwithstanding Sterling no longer having any obligations to Treasury with respect to TARP, the Proponent submitted Rule 14a-8 stockholder proposals to Sterling that, in the Proponent's own words, "focus[ed] on repayment of proceeds from the U.S. Treasury TARP program." The proposals (which the SEC permitted exclusion of due to lateness) sought to (1) "eliminate[] all raises, cash bonuses, and stock awards (including but not limited to options and restricted stock) to members of the executive management team of Sterling Bank/Sterling Financial Corporation until such time as the United States Treasury has recovered its total investment as a result of the TARP bailout of Sterling Financial Corporation" and (2) "eliminate[] all dividends to investors who purchased Sterling Financial Corporation/Sterling Bank stock subsequent to the United States Government Treasury Department injection of TARP funds into Sterling Financial Corporation/Sterling Bank until such time as the Treasury Department has recovered its initial investment."[11] The Proponent asserted in the associated supporting statements that his proposed punishment of Sterling management and punishment of Sterling stockholders was justified because "the taxpayers of the United States, through the Treasury Department, have suffered a loss..."; "[w]hile the results of this transaction were accepted by the U.S. Treasury, there is a moral obligation on the part of the bank's management and investors to repay these funds"; and "United States taxpayers should not be expected to absorb a loss while investors and executive management benefit from that same taxpayer support." (The Proponent made no mention of his own prior employment by Sterling.)

Two years after the Proponent's unsuccessful stockholder proposals at Sterling, three years after Sterling and Treasury had resolved their TARP-related matters and five years after Umpqua repaid its TARP funding in full, the Proponent now revives his longstanding grievance, seeking to invoke Rule 14a-8 to present the Proposal and compel Umpqua to distribute to the "citizens of the United States and the United States Treasury" money neither owed by Umpqua nor due.

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[9] Sterling Financial Corporation, Quarterly Report (Form 10-Q) (Nov. 6, 2012), *available at* http://www.snl.com/Cache/15972240.PDF?Y=&o=PDF&D=&fid=15972240&T=&osid=9&iid=101432.
[10] Sterling Financial Corporation, Current Report (Form 8-K) (Sept. 19, 2012), *available at* http://www.sec.gov/Archives/edgar/data/891106/000089110612000032/warrantrepurchase8-k.htm.
[11] Sterling Financial Corporation, SEC No-Action Letter (Mar. 27, 2013), *available at* https://www.sec.gov/divisions/corpfin/cf-noaction/14a-8/2013/donaldwood032713-14a8.pdf.

ANALYSIS

(1) The Taxpayer Proposal is an improper subject for action by stockholders under applicable law pursuant to Rule 14a-8(i)(1).

Rule 14a-8(i)(1) provides an exclusion for stockholder proposals that are "not a proper subject for action by shareholders under the laws of the jurisdiction of the company's organization." The Proposal would, assuming for purposes of this exclusion its legality, require and mandate action that, under state law, falls within the scope of the powers of the Company's Board. The Company is an Oregon corporation. Section 60.301 of the Oregon Business Corporation Act provides that "All corporate powers shall be exercised by or under the authority of, and the business and affairs of the corporation managed under the direction of, the board of directors, subject to any limitation set forth in the articles of incorporation...."

The Staff has consistently permitted the exclusion of stockholder proposals mandating or *directing* a company's board of directors to take certain action inconsistent with the discretionary authority provided to the board of directors under state law. See Bank of America Corporation (avail. February 24, 2010); MGM MIRAGE (avail. February 6, 2008); Cisco Systems, Inc. (avail. July 29, 2005); Constellation Energy Group, Inc. (avail. March 2, 2004); Philips Petroleum Company (avail. March 13, 2002); and Ford Motor Co. (avail. March 19, 2001). Additionally, the note to Rule 14a-8(i)(1) provides, in part, that "(d)epending on the subject matter, some proposals are not considered proper under state law if they would be binding on the company if approved by shareholders."

In this case, the Proposal is not drafted as a request of, or as a recommendation to, the Company's Board. Instead, the Proposal specifically mandates Board action and expressly provides that "the shareholders of Umpqua hereby *direct*" (emphasis added) the Company to expend corporate funds in the specified manner. Thus, the Proposal relates to matters for which only the Company's Board has the power to review, evaluate and make proper determinations. Thus, and in my opinion as counsel to the Company, the Proposal is an improper subject for action by stockholders under laws of the state of Oregon, the Company's jurisdiction of incorporation, for the reasons mentioned above. Accordingly, the Proposal is excludable under Rule 14a-8(i)(1).

(2) The Taxpayer Proposal is materially false and misleading, as well as being impermissibly vague and indefinite, and accordingly violates the proxy rules, including Rule 14a-9, and may therefore be excluded pursuant to Rule 14a-8(i)(3).

Under Rule 14a-8(i)(3), a stockholder proposal may be excluded from a company's proxy materials if the proposal or supporting statement is contrary to any of the Commission's proxy rules, including Rule 14a-9, which prohibits materially false or misleading statements in a company's proxy materials. The Staff has also recognized that a proposal may be excluded pursuant to Rule 14a-8(i)(3) if "the resolution contained in the proposal is so inherently vague or indefinite that neither the stockholders voting on the proposal, nor the company in implementing the proposal (if adopted), would be able to determine with any reasonable certainty exactly what actions or measures the proposal requires." Staff Legal Bulletin No. 14B (Sept. 15, 2004) ("SLB 14B"). See also Dyer v. SEC, 287 F.2d 773, 781 (8th Cir. 1961) ("[I]t appears to us that the proposal, as drafted and submitted to the company, is so vague and indefinite as to make it impossible for either the board of directors or the stockholders at large to comprehend precisely what the proposal would entail.")

First, the text of the Proposal and its supporting statement is riddled with falsehoods and misleading statements. Specific offending statements include:

Falsehoods and Misleading Statements in the Text of the Taxpayer Proposal:

- The text of the Proposal stating that there is "$181,242,791 still owned as a result of the Troubled Asset Relief Program (TARP) bailout to Sterling Bank which was acquired by Umpqua."
    - As made clear in the Background discussion set forth above, no such amount is owned or owed, whether to the "citizens of the United States" at large or to the U.S. Treasury. The calculated figure of "$181,242,791" is also misleading and does not contain any cited source. Its misleading nature is underscored by the Office of the Special Inspector General for TARP's 2010 report referred to above which concluded that "[a]s of the date of the conversion [of Sterling's TARP-related securities,] Treasury's TARP investment was worth $261.3 million, or $41.7 million less than its original TARP investment."[12]

Falsehoods and Misleading Statements in the Supporting Statement:

- "Once on its feet, Sterling Bank returned approximately $120,000,000 back to the citizens of the United States via the U.S. Treasury leaving an unpaid amount of $181,242,791."
    - In addition to the point made above regarding a similarly false statement included in the text of the Proposal, the issuance to U.S. Treasury of securities (rather than cash beyond dividends), the sequence of agreed-upon transactions with Treasury by Sterling, the nature of Sterling securities owned at various points in time by Treasury, Treasury's own independent actions regarding such securities and the facts set forth in the Background section above illustrate that this statement is

[12] Office of the Special Inspector General for the Troubled Asset Relief Program, Quarterly Report to Congress (Oct. 26, 2010), *available at* http://www.nclc.org/images/pdf/foreclosure_mortgage/loan_mod/lmp_october2010_quarterly_report_to_congress.pdf

materially false and also features material omissions of the facts outlined in the Background discussion above.

- "During the intervening years, the senior management of Sterling benefited significantly from the bail out in the form of millions of dollars in salary, bonuses, and stock grants while the outstanding responsibility to the citizens of the United States went unpaid."
  - In addition to being unsubstantiated, the foregoing references to there being an "outstanding responsibility to the citizens of the United States" is false and misleading, as is the description of Sterling (and, now, apparently, Umpqua) having debts that "went unpaid."
- "...we believe that repaying a loan is not only a legal obligation but also a moral obligation. For those of us living in the west, self-reliance and honesty are two qualities that we expect to exhibit and expect others to exhibit."
  - The implication and charge that Umpqua has somehow behaved immorally or improperly and that Umpqua lacks integrity and has a poor reputation on account of TARP-related matters is itself a violation of Rule 14a-9 given the absence of any *factual* foundation for the claims (the facts, of course, demonstrate the opposite). Under these circumstances, Rule 14a-9 prohibits such direct or indirect impugning of "character, integrity or personal reputation" and making of "charges concerning improper, illegal or immoral conduct or association."
- "Umpqua has a moral obligation to repay the citizens of the United States who provided the stabilizing funds through the Troubled Asset Relief Program with the expectation that those funds would be repaid providing the company survived."
  - This statement is similarly false and misleading for the reasons referenced above and below; the Proponent's speculation as to what the citizens of the U.S. may or may not have expected is also unsubstantiated.
- "It is the duty of the Board of Directors to ensure that the moral obligation is settled and the funds repaid."
  - This is, on its face, a blatant misstatement of the fiduciary duties of the Board of Directors; the statement is simply false and should not be permitted to stand.

Given the falsity and misleading nature of the Proposal and supporting statement, the Company should not be required to include either of them in the Company's own proxy statement. The Proposal and its supporting statement are materially false and misleading and, therefore, are excludable under Rule 14a- 8(i)(3).

Second, the Proposal's mandate that the Board "initiate a plan to repay the citizens of the United States and the United States Treasury the $181,242,791 still owned..." is impermissibly vague and indefinite. Under the standard articulated by the Staff, exclusion of proposals is routinely permitted if the proposal fails to define key terms or otherwise fails to provide sufficient clarity or guidance to enable either stockholders or the company to understand how the proposal would be implemented. See, for example, Pfizer Inc. (avail. Dec, 22, 2014); The Boeing Company (avail. Mar. 2, 2011); Prudential Financial, Inc. (avail. Feb. 16, 2007); General Electric Company (avail. Feb. 5, 2003). Where terms in a proposal could be subject to differing interpretations, such that stockholders in voting on the proposal and the company in implementing it might be uncertain what the proposal calls for or reach different conclusions regarding the manner in which it should be implemented, the Staff has also regularly allowed exclusion under Rule 14a-8(i)(3). Ambiguities in a proposal can also render proposals materially misleading, because "any action ultimately taken by the [c]ompany upon implementation could be significantly different from the actions envisioned by shareholders voting on the proposal." Fuqua Industries, Inc. (avail. Mar. 12, 1991).

Here, neither the Proposal nor its supporting statement set forth any understanding or provide any guidance as to what kind of "plan" or other mechanism or means would be contemplated to pay nearly $200 million in value to U.S. citizens and to the U.S. Treasury (indeed, would these be separate amounts being paid to individual citizens alongside a payment to the Treasury? To U.S. citizens worldwide? Would the payments have to be in cash? Would in-kind contributions, services or other activity suffice? Would issuances of securities as was originally done in TARP/CPP comply? Etc.). Thus it is unclear what actions the Company would have to take to implement the Proposal. Further, any action taken by the Company in implementing the Proposal could be significantly different from what is envisioned by stockholders in voting on the Proposal.

Accordingly, in addition to being false and misleading in violation of the proxy rules, the Proposal is impermissibly vague and indefinite and, therefore, is excludable under Rule 14a-8(i)(3).

(3) The Taxpayer Proposal relates to the redress of a personal claim or grievance of the Proponent, would result in a benefit to Proponent not shared by other stockholders at large and/or would further a personal interest of Proponent that is not shared by other stockholders at large and may therefore be excluded pursuant to Rule 14a-8(i)(4).

Rule 14a-8(i)(4) permits the exclusion of stockholder proposals related to the redress of a personal claim or grievance against a company or any other person, or designed to result in a benefit to a proponent or to further a personal interest of a proponent, which other stockholders at large do not share. In adopting and implementing this rule, the Commission has stated that:

- it "does not believe that an issuer's proxy materials are a proper forum for airing personal claims or grievances." Exchange Act Release No. 34-12999 (Nov. 22, 1976).

- "Rule 14a-8 . . . is not intended to provide a means for a person to air or remedy some personal claim or grievance or to further some personal interest. Such use of the security holder proposal procedures is an abuse of the security holder proposal process, and the cost and time involved in dealing with these situations do a disservice to the interests of the issuer and its security holders at large." Exchange Act Release No. 34-19135 (Oct. 14, 1982) (the "1982 Release").

- Rule 14a-8(i)(4) is designed to "insure that the security holder proposal process [is] not abused by proponents attempting to achieve personal ends that are not necessarily in the common interest of the issuer's shareholders generally." Exchange Act Release No. 34-20091 (Aug. 16, 1983).

The Proponent's Proposal and his supporting statement make clear that his complaint is with the U.S. government and the financial industry vis-à-vis actions taken in connection with the financial crisis. As the Commission has made clear, the 14a-8 proposal process is not to be subverted to try to "obtain the consensus of other stockholders with respect to matters which are of a general political, social or economic nature." Release No. 34-19135 (October 14, 1982). Proponent concedes that he is writing not as a concerned stockholder of Umpqua but rather as an aggrieved taxpayer. In fact, implementation of the Proposal would be anathema to stockholder interests. Any such distribution of the kind contemplated by the Proposal would have a negative impact on the Company's earnings per share to the detriment of stockholder value and would also deplete regulatory capital. The Proponent acknowledges as much that his Proposal is unconcerned with (if not in direct opposition to) the interests of the stockholders of Umpqua when he directs that stockholder capital be paid to the citizens of the U.S. and the Treasury generally, rather than to stockholders, and when he complains that Umpqua "*stockholders* have also benefited greatly from the enhanced value of the company due to the Sterling purchase." (emphasis added) Further to this point and as discussed above, the Proponent previously claimed with respect to Sterling Bank that "there is a moral obligation on the part of the bank's management *and investors* to repay these funds" (emphasis added) and that "United States taxpayers should not be expected to absorb a loss while *investors* and executive management benefit from that same taxpayer support" (emphasis added). The Proponent's attempts to have investors bear the brunt of satisfying his private concerns as a taxpayer and otherwise is precisely what the Rule 14a-8 bases for exclusion were intended to prevent.

The Proponent's prior attempt in 2013 to seek recoupment on behalf of taxpayers by filing a proposal at Sterling provides additional evidence that the Proposal is improper. The nature of the 2013 proposal and its supporting statements, all described above as part of the Background discussion, reveal that Proponent continues to advance a personal grievance, seeks to further a personal interest and is using the 14a-8 process to assuage a special frustration not borne by nor in the common interests of the Company's stockholders generally.

(4) The Company lacks the power and authority to implement the Proposal, and it may therefore be excluded pursuant to Rule 14a-8(i)(6).

Rule 14a-8(i)(6) provides that a company may omit a proposal "[i]f the company would lack the power or authority to implement the proposal." Rule 14a-8(i)(6) permits the omission of a proposal or supporting statement if it requires the company to take an action that the company is unable to take because it lacks the power or authority to do so. See SLB 14. The Staff also reminds stockholders that when drafting a proposal, they should consider whether the requested action is within the scope of a company's power or authority. Id. The Company simply does not have the power or authority to make the demanded $181,242,791 payment to the "citizens of the United States" or to the Treasury under the circumstances contemplated by the Proposal.

The Staff has also previously determined that exclusion under Rule 14a-8(i)(6) "may be justified where implementing the proposal would require intervening actions by independent third parties." See Exchange Act Release No. 34-40018 n.20 (May 21, 1998). Where a company cannot independently accomplish the directed actions, Staff precedents have concluded that stockholder proposals are excludable under Rule 14a-8(i)(6). See, for example, with respect to regulatory approvals, American Home Products Corp. (avail. Feb. 3, 1997) (concurring with the exclusion of a proposal requesting that the company include certain warnings on its contraceptive products, where the company could not add the warnings without first getting government regulatory approval); and with respect to other third-party approvals and consents, eBay Inc. (avail. Mar. 26, 2008) (concurring with the exclusion of a proposal requesting a policy prohibiting the sale of dogs and cats on an eBay-affiliated Chinese website, where the website was a joint venture and implementing the proposal would require the consent of the other party to the venture); AT&T Corp. (avail. Mar. 10, 2002) (concurring with the exclusion of a proposal requesting a bylaw amendment concerning independent directors that would "apply to successor companies," where the Staff noted that it did "not appear to be within the board's power to ensure that all successor companies adopt a bylaw like that requested by the proposal"); SCEcorp (avail. Dec. 20, 1995, recon. denied Mar. 6, 1996) (concurring with the exclusion of a proposal requiring unaffiliated third parties to amend voting agreements, where the company had no power to compel the third parties to act in a manner consistent with the proposal); and The Southern Co. (avail. Feb. 23, 1995) (concurring with the exclusion of a proposal requesting that the board take steps to ensure ethical behavior by employees serving in the public sector).

Given Umpqua's status as a bank holding company, distributions of the kind contemplated by the Proposal, even if they could be constructed to be legal, would require adequate funding at the holding company level or the holding company would have to require its banking subsidiary to issue a cash dividend to parent in the requisite amount. A distribution of this nature and for such a non-business purpose would be expected to require regulatory approvals in light of the Company and its banking subsidiary's status as regulated financial institutions and the anticipated depletion of regulatory capital. Not only would the Company be unable to compel applicable regulatory authorities to grant such approvals, regulators would almost certainly deny any such approval requests in these circumstances. [In addition, any such payments to the Treasury would also be subject, at a minimum, to the consent and agreement of Treasury, which the Company could not compel.] Therefore, consistent with precedent, the Proposal is excludable pursuant to Rule 14a-8(i)(6).

(5) The Taxpayer Proposal deals with a matter relating to the Company's ordinary business operations (e.g., contributions to a specific organization) and may therefore be excluded pursuant to Rule 14a-8(i)(7).

Rule 14a-8(i)(7) permits exclusion of a stockholder proposal if it "deals with a matter relating to the company's ordinary business operations." The general policy underlying the "ordinary business" exclusion is the confinement of "the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at [an] annual shareholders meeting." This general policy rests on two central considerations: (i) certain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to direct stockholder oversight; and (ii) the degree to which the proposal seeks to "micro-manage" the company by probing too deeply into matters of a complex nature upon which stockholders, as a group, would not be in a position to make an informed judgment. See Exchange Act Release No. 40018 (May 21, 1998). In its no-action letters, the Staff has generally held that a company may exclude under Rule 14a-8(i)(7) proposals calling for gifts or charitable contributions to be made to a specific type of organization or for a particular cause. For example, in Federal Agricultural Mortgage Corporation (avail. March 31, 2003, reconsideration denied, April 11, 2003), the proponent complained that the company (Farmer Mac), "[a]s a District of Columbia based entity, ... ha[s] never paid any corporate taxes to the District...District businesses and individual taxpayers must make up the difference for this lack of revenue...Farmer Mac suffers from the perception that it is a poor corporate citizen"; the proponent's solution was a proposal that would have mandated Farmer Mac to provide a payment to the District of Columbia in the amount of $100,000 a year to compensate for the company not having paid such taxes which were not owed (and for such amount to be paid into a public school capital building fund). The Staff concurred that the proposal was excludable as relating to ordinary business operations (i.e., contributions to a specific organization).

Other Staff precedents reach a similar outcome. See, for example, The Procter & Gamble Co. (avail. Feb. 4, 2003); Bank of America Corp. (avail. Jan. 24, 2003); Johnson & Johnson (avail. Jan. 15, 2003); T. Rowe Price Group, Inc. (avail. Dec. 27, 2002) ("Decisions as to timing, amount and appropriate recipients of contributions are ordinary business decisions that are part of day-to-day operations."); Tyco Int'l, Ltd. (avail. Dec. 16, 2002); AT&T Corp. (Feb. 17, 2000) (permitting exclusion of proposals that require the company to contribute to specific charitable donees); Delta Air Lines, Inc. (avail. July 29, 1999) (the amount and recipients of the company's charitable donations are ordinary business matters); Exchange Act Release No. 40018 (avail. May 21, 1998); Kmart Corp. (Mar. 4, 1998) (the decision to commence contributions and the designation of recipients are matters relating to a company's ordinary business operations); The Dow Chemical Co. (Feb. 19, 1998) (staff permitted exclusion of proposal requesting cessation of contributions to certain organizations); International Business Machines Corp. (Feb. 18, 1998) (staff permitted exclusion of proposal requesting that company refrain from giving contributions to organizations that perform abortions); Minnesota Mining and Manufacturing Co. (Jan. 3, 1996) (exclusion of stockholder proposal permitted where proposal requested that the company make contributions to organizations or campaigns promoting certain issues); Pacific Telesis Group (Feb. 20, 1992) (the determination to commence contributions to a particular charity is within the ordinary business operations of the company).Chris-Craft Indus., Inc. (avail. Feb. 25, 1998); and McDonald's Corp. (avail. Jan. 23, 1986).

Here, in directing Umpqua to make what would effectively be a gift or voluntary charitable contribution in the precise amount of "$181,242,791" to the U.S. Department of the Treasury and to the citizens of the United States, the Proponent attempts to micro-manage the Company's business operations by dictating a specific amount and a specific amount of contributions to a particular type of organization and cause. Accordingly, as a matter of ordinary business, the Proposal is properly excludable under Rule 14a-8(i)(7).

(6) The Taxpayer Proposal relates to specific amounts of cash or stock dividends and may therefore be excluded pursuant to Rule 14a-8(i)(13).

The Proposal's formulation is tantamount to mandating that cash or stock dividends in the precise amount of "$181,242,791" be distributed. Under such a characterization of the Proposal, it would also be excludable under Rule 14a-8(i)(13) as relating to specific amounts of cash or stock dividends.

CONCLUSION

Based on the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2016 proxy materials. Should the Staff disagree with the conclusions set forth in this letter, or should any additional information be desired in support of the Company's position, we would appreciate the opportunity to confer with the Staff concerning these matters prior to the issuance of the Staff's response.

Sincerely,
Umpqua Holdings Corporation



Andrew H. Ognall
Executive Vice President/General Counsel

cc: Donald H. Wood (Proponent)
Matthew M. Guest, Wachtell, Lipton, Rosen & Katz
Sabastian V. Niles, Wachtell, Lipton, Rosen & Katz

EXHIBIT A

September 21, 2015

Executive Vice President, General Counsel, and Secretary
Umpqua Holding Corporation
Portland, Oregon

Mr. Andrew H. Ognall:

Per the instructions in Umpqua's bylaws and adhering to SEC Regulation 14A, Rule 14a-8, Shareholder Proposals, I am submitting the enclosed stockholder proposal and requesting that it be included in the upcoming proxy materials which are distributed before the annual meeting in April, 2016.

This letter also acknowledges that I own the required shares of Umpqua stock and plan to maintain ownership of those shares for at least the next five years.

Also as required, you will be receiving a letter from my broker dealer confirming that I own the above mentioned shares, that I own the required number of shares, and that I have owned those shares for the required amount of time.

Thank you for your attention to this request. Please feel free to contact me at the below address and/or phone number.



Donald H. Wood

FISMA & OMB Memorandum M-07-16

Resolved: That the shareholders of Umpqua hereby direct the Board of Directors to initiate a plan to repay the citizens of the United States and the United States Treasury the $181,242,791 still owned as a result of the Troubled Asset Relief Program (TARP) bailout to Sterling Bank which was acquired by Umpqua.

Supporting Statement. Sterling bank was one of the United States most troubled banks during the recent recession due to a concentration of loans to the residential development and construction segment. In order to remain solvent, Sterling applied for and received a bailout from the Troubled Asset and Relief Program of $303,000,000 in 2008. Of the approximate 900 recipients receiving TARP funds, Sterling ranked 36th in the amount of funds needed to stabilize the company. Once on its feet, Sterling Bank returned approximately $120,000,000 back to the citizens of the United States via the U.S. Treasury leaving an unpaid amount of $181,242,791. During the intervening years, the senior management of Sterling benefited significantly from the bail out in the form of millions of dollars in salary, bonuses, and stock grants while the outstanding responsibility to the citizens of the United States went unpaid. For those of us who have spent our careers making loans, we believe that repaying a loan is not only a legal obligation but also a moral obligation. For those of us living in the west, self-reliance and honesty are two qualities that we expect to exhibit and expect others to exhibit. 83% of the banks that received $2,000,000 or more in TRAP funds have repaid the entire amount to the American people.

Umpqua senior management and stockholders have also benefited greatly from the enhanced value of the company due to the Sterling purchase. Umpqua has a moral obligation to repay the citizens of the United States who provided the stabilizing funds through the Troubled Asset Relief Program with the expectation that those funds would be repaid providing the company survived. It is the duty of the Board of Directors to ensure that the moral obligation is settled and the funds repaid.

Submitted by: Donald H. Wood

Personal Investing

P.O. Box 770001
Covington, KY 45277-0045



October 2, 2015

Umpqua Holdings Corp./Bank
Attn: Andrew H. Ognall
One SW Columbia St., Ste. 1200
Portland, OR 97258

Dear Mr. Ognall:

This letter is provided at the request of Mr. Donald H. Wood, a customer of Fidelity Investments.

Please accept this letter as confirmation that as of the date of this letter, Mr. Wood has continuously owned no fewer than 3,290.000 shares of Umpqua Holdings Corp. (CUSIP: 904214103, trading symbol: UMPQ) since April 22, 2014 (in excess of seventeen months).

The shares referenced above are registered in the name of National Financial Services LLC, a DTC participant (DTC number: 0226) and Fidelity Investments affiliate.

I hope you find this information helpful. If you have any questions regarding this issue, please feel free to contact me by calling 800-800-6890 between the hours of 8:30 a.m. and 5:00 p.m. Central Time (Monday through Friday). Press 1 when asked if this call is a response to a letter or phone call; press *2 to reach an individual, then enter my 5 digit extension 48040 when prompted.

Sincerely,

George Stasinopoulos
Client Services Specialist

Our File: W397099-02OCT15